RE:  SIRE Convertible Subordinated Term Notes (the “Notes”)

Enclosed with this letter you will find a letter to SIRE members and an offering summary regarding the Notes offering.  We are inviting a small group of SIRE members to a presentation and dinner on Monday, March 5.  The presentation will be held at the Omaha Press Club and will begin at 5pm, with dinner following.

Please respond and let us know whether or not you can attend, and if you can attend how many people will be attending, by calling Kristi Harrington at the office at (712) 366-0392 or by emailing kristi.harrington@sireethanol.com.

The Omaha Press Club is on the 22nd Floor of the First National Bank building at 1620 Dodge Street in Omaha, adjacent to the DoubleTree Hotel.  Please enter the DoubleTree parking garage at the main hotel entrance.  Take the elevator to the lowest level and follow signs to First National.   You do not need to stop at security, just take the Omaha Press Club elevator.  Bring up your parking ticket which will be validated for you.

We hope you can join us and I look forward to seeing you.

Best regards,

/s/ Karol King
Karol King
Chairman of the Board

The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by calling or emailing Kristi Harrington, at (712) 366-0392, kristi.harrington@sireethanol.com.